ZIONS BANCORPORATION

One South Main | Suite 1100 | Salt Lake City UT 84133-1109

April 4, 2012

SUBMITTED VIA EDGAR

Suzanne Hayes

Eric Envall

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Zions Bancorporation (the “Company”)

Preliminary Proxy Statement filed on Schedule 14A

Filed March 27, 2012

File No. 001-12307

Dear Ms. Hayes and Mr. Envall:

We are in receipt of your letter dated March 30, 2012. In response to the comment set forth therein, we have revised Proposal 5 of the Company’s Proxy Statement referenced above, to state specifically that we currently expect to redeem the CPP Preferred Shares by the end of 2012, and that full redemption would remove the prohibition under the Interim Final Rule against paying cash bonuses to our NEOs. As more fully described in the revised proposal, we are seeking approval of the 2012 Management Incentive Plan to prepare for the eventuality of awarding cash bonuses in the future. Since our expectation is that we will exit the CPP late in 2012, any cash bonuses to our NEOs likely would not be awarded before 2013. The revised proposal is attached hereto for your convenience, marked to show the changes made in response to the SEC’s comment letter.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Proxy Statement;

•	staff comments or changes to the Company’s disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SECor any person under the federal securities laws of the United States.

Please contact the undersigned or Rena Miller at 801-844-7894 with any questions about this response.

Sincerely,

/s/ Thomas E. Laursen

Thomas E. Laursen Executive Vice President, General Counsel & Secretary

Attachment

Proposal 5: APPROVAL OF THE ZIONS BANCORPORATION 2012 MANAGEMENT

INCENTIVE COMPENSATION PLAN

The Board recommends that shareholders approve the Company’s 2012 Management Incentive Compensation Plan, or the Management Plan. The purpose of the Plan is to promote the interests of the Company and its affiliates by attracting and retaining an outstanding senior executive management team. Awards payable under this Plan are designed to be qualified performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code. The Company is submitting the Management Plan for shareholder approval to preserve the Company’s ability to deduct such awards for tax purposes under that section.

Section 162(m) of the Internal Revenue Code requires that compensation in excess of $1 million paid to each of the Company’s chief executive officer and the three highest compensated executives other than the chief executive officer, or the Covered Employees, be paid pursuant to a shareholder-approved performance-based compensation plan in order to retain the tax-deductibility of such payments. Shareholder approval for Section 162(m) purposes is effective for five years. Since 2009, the Company has been subject to the Interim Final Rule which prohibits cash bonuses to NEOs, among other restrictions. Due to these restrictions, no cash bonuses have been allowed under any plan or program to the NEOs. However, the Company recently redeemed 50 percent of the CPP Preferred Shares and currently expects to redeem the remainder of the s~~S~~hares later in 2012. Once ~~in the interest of planning for the possibility of cash bonuses once~~ the Treasury Department no longer holds any CPP Preferred Shares and the pay limitations under the Interim Final Rule no longer apply, the Company will have the ability to pay cash bonuses to its NEOs. In the interest of planning for this eventuality, the Company wishes to have the Management Plan approved by shareholders to retain the tax deductibility of any awards made under the Management Plan. If approved, such approval will be effective retroactively to January 1, 2012.

Summary of Plan

The material terms of the Management Plan are summarized below. The summary is qualified by reference to the text of the proposed Management Plan, which is attached as Appendix II.

Administration. The Management Plan is administered by the Executive Compensation Committee of the Company’s Board of Directors or another committee or subcommittee of the Board, referred to in this proposal as the Committee. All of the members of the Committee are directors who are considered outside directors for purposes of Section 162(m) of the Internal Revenue Code. The Mangement Plan is intended to comply with the requirements of the Interim Final Rule, the Internal Revenue Code, and any rules or regulations promulgated thereunder. The Committee, in its sole discretion, may interpret and construe any provision of the Management Plan and adopt such rules and it may deem necessary in order to comply with these laws and regulations or to conform to any change in any law applicable to the Management Plan.

Eligibility. Only Covered Employees are eligible to participate in the Management Plan.

Description of Awards under the Management Plan. The maximum award that may be granted to each of the Covered Employees in any plan year is one percent of the Company’s adjusted operating income for that plan year. The Management Plan defines “adjusted operating income” as the Company’s consolidated income from continuing operations before income taxes and minority interest, as determined in accordance with generally accepted accounting principles, or GAAP. These maximum potential awards that may be granted to the Covered Employees in a plan year are referred to in the Plan as “maximum awards.” The actual awards made to Covered Employees may not be more than the maximum awards described above, and the Committee is not obligated to disburse the full amount of the applicable percentage of adjusted operating income for the plan year. The amount of actual awards paid to Covered Employees will be determined by the Committee in its sole discretion and may be less than the maximum award based on factors the Committee deems relevant, including, but not limited to (a) adjusted operating income for the plan year, and (b) a subjective evaluation of various factors, including salaries paid to senior managers with comparable qualifications, experience and responsibilities at other institutions, individual job performance, local market conditions and the Committee’s perception of the overall financial performance of the Company (particularly operating results). Amounts that are potentially available to be awarded to a Covered Employee but not actually awarded to a Covered Employee may not be reallocated to other Covered Employees, or utilized for awards in other plan years. The Committee will certify in writing, prior to the payment of any award, the amount of the Company’s adjusted operating income for the plan year and the extent to which any performance goals have been satisfied.

Because maximum awards under the Management Plan are based on a percentage of adjusted operating income, may be subject to attainment of other performance goals, and may be reduced discretionarily by the Committee, the amount of awards that may be granted in any plan year are not determinable until the completion of the plan year.

Termination of Employment. In the event of termination of employment of a Covered Employee, voluntarily or by the Company, with or without cause, for any reason at any time before payment of an award to that Covered Employee, the Covered Employee will forfeit all rights to that award, except to the extent the Covered Employee is entitled to payment of the award pursuant to a change in control, death or disability. .

Adjustments. In the event of a reorganization, merger or consolidation in which the Company is not the surviving corporation, or the Company’s sale of substantially all its assets or dissolution or liquidation, the Management Plan will terminate on the effective date of such transaction unless it is assumed or continued. Provision will be made for determining the amount of cash payable for all awards for a plan year after such event unless provisions are made for the continuance of the Management Plan and the assumption or substitution for such awards of an equivalent value by the successor or the Committee in its sole discretion determines otherwise.

Relationship to Change in Control Agreements; Nonexclusivity. Compensation under the Management Plan will be treated the same as annual bonuses for purposes of any change in control, employment or similar agreement between a Covered Employee and the Company or an affiliate. The Management Plan is not intended to be the exclusive means by which a Covered Employee may receive incentive compensation and Covered Employees may receive incentive compensation other than under the Management Plan.

Shareholder Approval; Amendments. Under the Management Plan, awards granted to Covered Employees are subject to, and contingent upon, shareholder approval of the material terms of the Management Plan. Shareholder approval would be required each time the Committee changes the definitions of Covered Employee, adjusted operating income or maximum award, or changes other material terms under the Management Plan that would cause the maximum awards to not continue to be considered a performance goal under Section 162(m) of the Internal Revenue Code.

The Board unanimously recommends that shareholders vote “FOR” approval of the Management Plan for purposes of Section 162(m) of the Internal Revenue Code,

to preserve the tax deductibility of awards made under the Plan.

The affirmative vote of a majority of the shares of common stock present in person or by proxy that are entitled to vote at the annual meeting will be required for approval of the Management Plan for Section 162(m) purposes.

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